UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TriNet Group, Inc.

(Name of Subject Company (Issuer))

TriNet Group, Inc.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.000025 per share

(Title of Class of Securities)

896288107

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Samantha Wellington
Executive Vice President, Business Affairs, Chief Legal Officer and Secretary
TriNet Group, Inc.
One Park Place
Suite 600
Dublin, California 94568
(510) 352-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Sarah K. Solum
Freshfields Bruckhaus Deringer US LLP
855 Main Street
Redwood City, California 94063
(650) 618-9250

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 3 TO SCHEDULE TO

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by TriNet Group, Inc., a Delaware corporation (“TriNet” or the “Company”), on August 1, 2023, as amended and supplemented by Amendment No. 1, filed on August 1, 2023, and Amendment No. 2, filed on August 3, 2023 (as amended, the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to 5,981,308 shares of its issued and outstanding common stock, par value $0.000025 per share (the “shares”), at a price of $107.00 per share, less any applicable withholding taxes and without interest (the “tender offer”).

Only those items amended or supplemented are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO and all exhibits attached thereto, including the Offer to Purchase, dated August 1, 2023, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Items 1 through 12.

(1) The Company has waived the Financing Condition. All references to the “Financing Condition” are hereby deleted in their entirety.

(2) The second sentence under the caption “Cautionary Statement Concerning Forward-Looking Statements” on page 12 of the Offer to Purchase is hereby amended and restated as follows:

This Offer to Purchase and the documents incorporated by reference into this Offer to Purchase contain statements that are not historical in nature, are predictive in nature, or that depend upon or refer to future events or conditions or otherwise contain forward-looking statements within the meaning of Section 21 of the Securities Exchange Act of 1934, as amended.

Item 7. Source and Amount of Funds or Other Consideration.

Item 7(a), (b) and (d) are hereby amended and supplemented by the following information:

We expect to fund the tender offer with a combination of our existing cash on hand and the net proceeds of the Notes Offering, and we expect to fund the Share Repurchase with a combination of our existing cash on hand, borrowings under our Credit Agreement and the net proceeds of the Notes Offering.

Entry into Indenture for 7.125% Senior Notes due 2031

On August 16, 2023, the Company completed a previously announced private offering of $400 million in aggregate principal amount of its 7.125% Senior Notes due 2031 (the “Notes”). The Notes were sold in a private placement in reliance on Rule 144A and Regulation S under the Securities Act of 1933, as amended, pursuant to a purchase agreement among the Company, the guarantors party thereto and BofA Securities, Inc., as representative of the initial purchasers. The Notes are guaranteed by the guarantors party thereto, which comprise certain domestic subsidiaries of the Company (the “Guarantees” and, together with the Notes, the “Securities”). The Notes will also be guaranteed by each of the Company’s future domestic subsidiaries that becomes a borrower or guarantor under 2021 Credit Agreement (as defined below).

The Notes were issued pursuant to an indenture dated August 16, 2023 (the “Indenture”), among the Company, guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee.

The Notes will bear interest at the rate of 7.125% per annum and will mature on August 15, 2031. Interest on the Notes is payable in cash on February 15 and August 15 of each year, beginning on February 15, 2024.

The Company may at its election redeem all or a part of the Notes on or after August 15, 2026, on any one or more occasions, at the redemption prices set forth in the Indenture, plus, in each case, accrued and unpaid interest thereon, if any, to, but excluding, the applicable redemption date. In addition, at any time prior to August 15, 2026, the Company may on any one or more occasions redeem up to 40% of the aggregate principal amount of the Notes outstanding under the Indenture with the net cash proceeds of one or more equity offerings at a redemption price equal to 107.125% of the principal amount of the Notes then outstanding, plus accrued and unpaid interest thereon, if any, to, but excluding, the applicable redemption date. At any time prior to August 15, 2026, the Company may also redeem all or a part of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed plus a “make-whole” premium as of, and accrued and unpaid interest, if any, to, but excluding, the applicable redemption date.

Upon a change of control triggering event, as defined in the Indenture, the Company will be required, subject to certain exceptions, to make an offer to purchase the Notes at a purchase price equal to 101% of the principal amount of the Notes on the date of repurchase, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

The Securities are the Company’s and the Guarantors’ general senior unsecured obligations and will rank senior in right of payment to any subordinated indebtedness that the Company or the Guarantors may incur in the future and equally in right of payment with all of the existing and future senior indebtedness of the Company and the Guarantors.

The Indenture contains restrictive covenants relating to limitations on the Company’s and its subsidiaries’ ability to: (i) create liens on certain assets to secure debt; (ii) grant a subsidiary guarantee of certain debt without also providing a guarantee of the Notes; and (iii) consolidate or merge with or into, or sell or otherwise dispose of all or substantially all of the Company’s assets to, another person, subject, in each case, to certain customary exceptions.

The Indenture contains customary terms that allow either the Trustee or the holders of not less than 30% in aggregate principal amount of the Notes then outstanding to declare the principal amount of such Notes and any accrued and unpaid interest through the date of such declaration immediately due and payable upon certain events of default occurring and continuing. In the case of certain events of bankruptcy or insolvency relating to the Company or its significant subsidiaries, the principal amount of such Notes together with any accrued and unpaid interest through the occurrence of such event will automatically become and be immediately due and payable.

The Company intends to use the net proceeds of the offering to fund the tender offer and the Share Repurchase and the remaining amount, if any, for general corporate purposes.

The foregoing description does not purport to be complete and is qualified in all respects by reference to the full text of the Indenture, a copy of which is filed as Exhibit 4.1 to our Current Report on Form 8-K, filed with the SEC on August 16, 2023, and incorporated by reference herein.

Revolving Credit Facility & the Fourth Amendment

On August 16, 2023 TriNet USA, Inc., as borrower (the “Borrower”), the Company, as a guarantor, and certain subsidiaries of the Company, each of which is a wholly owned domestic subsidiary of the Borrower, as guarantors, entered into that certain Fourth Amendment to Credit Agreement (the “Fourth Amendment”) with JPMorgan Chase Bank, N.A., as administrative agent (the “Administrative Agent”), which amends certain provisions of the Credit Agreement, dated as of February 26, 2021, by and among the Borrower, the Company, the guarantors party thereto, the lenders party thereto and the Administrative Agent (as amended, supplemented or modified, including by way of the Fourth Amendment, the “2021 Credit Agreement”).

The Fourth Amendment, among other things, increases the aggregate revolving commitments under the existing revolving facility from $500.0 million to $700.0 million, extends the maturity date of the revolving facility to August 16, 2028, and incorporates certain other amendments to the 2021 Credit Agreement. Furthermore, in connection with the Fourth Amendment, certain additional wholly-owned domestic subsidiaries acceded as guarantors of the Borrower’s obligations under the 2021 Credit Agreement and the related guarantee and collateral documents.

The 2021 Credit Agreement includes a $100.0 million letter of credit sub-facility and a $40.0 million swingline sub-facility. The Borrower also has the option to incur incremental credit facilities of up to the greater of $650.0 million and 100% of EBITDA of the Company and its subsidiaries for the most recent period of four fiscal quarters for which financial statements have been delivered. Such incremental facilities would be subject to obtaining additional commitments from lenders.

Interest Rates

Under the terms of the 2021 Credit Agreement, revolving loans may be either Term Benchmark loans or base rate loans. Term Benchmark loans will be charged interest at the Term SOFR rate (subject to a 0.00% floor), plus a credit adjustment spread of 0.10% for all tenors (such Term SOFR rate plus the credit adjustment spread, the “Adjusted Term SOFR Rate”), plus a margin between 1.25% and 2.00%, depending on the Borrower’s total net leverage ratio, as set out below. Base rate loans will be charged a fluctuating rate per annum equal to the greatest of (a) the prime rate in effect on such day, (b) the NYFRB Rate in effect on such day (which rate is the greater of the Federal Funds Effective Rate in effect on such day and the Overnight Bank Funding Rate in effect on such day) and (c) the Adjusted Term SOFR Rate for a one month interest period as published two U.S. Government Securities Business Days prior to such day plus 1.00%; in each case plus a margin between 0.25% and 1.00%, depending on the Borrower’s total net leverage ratio as set out below. The Borrower will be charged a commitment fee at a per annum rate of 0.20% to 0.35% for committed but unused amounts, depending on its total net leverage ratio as set out below. For so long as the Company receives a corporate family/corporate credit rating that is a one level below investment grade rating from at least two of Moody’s, S&P and Fitch, the margin for the Term Benchmark rate will be 1.125%, the margin for the base rate will be 0.125%, and the commitment fee rate will be 0.175% per annum (in each case, irrespective of the total net leverage ratio).

Pricing Level	Total Leverage Ratio	ABR Margin	Term Benchmark Margin	Commitment Fee Rate
1	< 1.50 to 1.00	0.250%	1.250%	0.200%
2	> 1.50 to 1.00 but < 2.50 to 1.00	0.500%	1.500%	0.250%
3	> 2.50 to 1.00 but < 3.50 to 1.00	0.750%	1.750%	0.300%
4	> 3.50 to 1.00	1.000%	2.000%	0.350%

Prepayments& Refinancing

The Borrower may voluntarily prepay outstanding loans under the revolving facility at any time without premium or penalty. In addition, the Borrower may elect to permanently terminate or reduce all or a portion of the revolving credit commitments.

There are currently no plans to refinance the revolving facility.

Guarantees

All obligations under the 2021 Credit Agreement are unconditionally guaranteed on a senior basis by the Company and each wholly owned domestic subsidiary of the Borrower that is not an insignificant subsidiary or otherwise an excluded subsidiary under the 2021 Credit Agreement (unless such insignificant subsidiary or excluded subsidiary has voluntarily acceded as a guarantor) (the Company and such subsidiary guarantors are collectively referred to as the “Guarantors”).

Security

The obligations of the Borrower under the 2021 Credit Agreement and the guarantees are secured, subject to certain excluded assets and permitted liens, by (i) (a) 100% of the issued and outstanding equity interests of each subsidiary incorporated or organized under the laws of the United States or any state thereof or the District of Columbia that is not an insignificant subsidiary (each, a “Significant Domestic Subsidiary”) (other than a domestic subsidiary all of the material assets of which are equity interests in or indebtedness of one or more foreign subsidiaries, a “CFC Holding Company”) of each Guarantor directly owned by or on behalf of such Guarantor and (b) 65% of the outstanding equity interest in (x) each foreign subsidiary that is not an insignificant subsidiary and (y) each Significant Domestic Subsidiary that is a CFC Holding Company, in each case, directly owned by such Guarantor and (ii) security interests on substantially all personal property of each Guarantor.

Covenants

The 2021 Credit Agreement includes negative covenants limiting the ability of the Company, the Borrower and its restricted subsidiaries to incur indebtedness and liens, sell assets and make restricted payments, including dividends and investments, subject to certain exceptions. The 2021 Credit Agreement also contains other customary affirmative and negative covenants. In addition, the 2021 Credit Agreement contains a financial covenant that requires the Company to maintain a total net leverage ratio of 4.00:1.00, stepping up to 4.50:1.00 upon the occurrence of a material acquisition for a period of one year (up to two times during the duration of the 2021 Credit Agreement).

Guarantee, Security and Covenant Suspension

The guarantees, the security and certain negative covenants of the 2021 Credit Agreement are subject to customary investment grade suspension provisions if the Company has corporate credit/family ratings that are investment grade from any two of Moody’s, S&P and Fitch (so long as (i) there is no ongoing event of default and (ii) no material indebtedness secured by liens on the collateral or guaranteed by the subsidiary guarantors is outstanding (unless such liens and guarantees are contemporaneously released)) and will be reinstated if the Company no longer has corporate credit/family ratings from any two of Moody’s, S&P and Fitch that are investment grade.

Events of Default

The 2021 Credit Agreement includes customary events of default, certain of which are subject grace periods. If an event of default occurs, the administrative agent may, and at the request of the required lenders shall, (i) terminate lenders’ commitments under the 2021 Credit Agreement, (ii) declare any outstanding loans under the 2021 Credit Agreement to be immediately due and payable, (iii) require that the Borrower cash collateralize the letter of credit obligations and (iv) exercise on behalf of itself and the lenders all rights and remedies available to it and the lenders under the loan documents or applicable law.

The foregoing description does not purport to be complete and is qualified in all respects by reference to the full text of the Fourth Amendment and the 2021 Credit Agreement (included as Exhibit A to the Fourth Amendment), a copy of which is filed as Exhibit 10.1 to our Current Report on Form 8-K, filed with the SEC on August 16, 2023, and incorporated herein by reference.

Item 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(b)(ii)	Fourth Amendment to the Credit Agreement, among TriNet USA, Inc. as the Borrower, the Company and certain subsidiaries as guarantors, the lenders from time-to-time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 16, 2023).

(b)(iii)	Indenture, dated August 16, 2023, among the Company, the guarantors listed therein and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 16, 2023).

(b)(iv)	Form of 7.125% Senior Notes due 2031 (included in Exhibit (b)(iii)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2023

TRINET GROUP, INC.

	By:	/s/ Burton M. Goldfield
		Name:	Burton M. Goldfield
		Title:	Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)*	Offer to Purchase, dated August 1, 2023.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated August 1, 2023.
(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated August 1, 2023.
(a)(1)(vi)*	Summary Advertisement, dated August 1, 2023.
(a)(1)(vii)*	Form of Instruction Letter for participants in the TriNet Group, Inc. 2014 Employee Stock Purchase Plan.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press release, dated July 31, 2023 (filed as Exhibit 99.1 to the Registrant’s 8-K filed on July 31, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(ii)*	Press release announcing the tender offer, dated August 1, 2023.
(a)(5)(iii)*	Press release announcing intention to launch tender offer, dated July 31, 2023 (filed as Exhibit 99.1 to the Registrant’s 8-K filed on July 31, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(iv)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (filed as Registrant’s Annual Report on Form 10-K for the year ended December 31, 2022 filed on February 15, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(v)	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (filed as Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed on April 26, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(vi)	The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (filed as Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 filed on July 26, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(vii)	The Company’s Current Report on Form 8-K (filed as Registrant’s Current Report on Form 8-K filed on March 27, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(viii)	The Company’s Current Report on Form 8-K (filed as Registrant’s Current Report on Form 8-K filed on May 26, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(ix)	The Company’s Current Report on Form 8-K (filed as Registrant’s Current Report on Form 8-K filed on May 30, 2023 (File No. 001-36373) and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
(a)(5)(x)	The Company’s Current Report on Form 8-K filed (filed as Registrant’s Current Report on Form 8-K filed on July 31, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(xi)*	Press Release, dated August 1, 2023.
(a)(5)(xii)*	Press Release, dated August 2, 2023.
(b)(i)	Credit Agreement dated as of February 26, 2021, among TriNet USA, Inc. as Holdings, the lenders from time-to-time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Registrant’s 8-K filed on February 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(b)(ii)	Fourth Amendment to the Credit Agreement, among TriNet USA, Inc. as the Borrower, the Company and certain subsidiaries as guarantors, the lenders from time-to-time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 16, 2023).
(b)(iii)	Indenture, dated August 16, 2023, among the Company, the guarantors listed therein and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 16, 2023).
(b)(iv)	Form of 7.125% Senior Notes due 2031 (included in Exhibit (b)(ii)).
(d)(i)	Registration Rights Agreement, by and between TriNet Group, Inc. and AGI-T, L.P., dated as of February 1, 2017 (filed as Exhibit 4.1 to the Registrant’s 8-K filed on February 2, 2017 (File No. 001-36373) and incorporated herein by reference).
(d)(ii)	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.2 to the Registrant’s 10-K filed on February 13, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(iii)	Indenture, dated February 26, 2021, among the Company, the guarantors listed therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Registrant’s 8-K filed on February 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(iv)	Form of 3.500% Senior Notes due 2029 (included in exhibit (d)(iii)) (filed as Exhibit 4.2 to the Registrant’s 8-K filed on February 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(v)	Credit Agreement dated as of February 26, 2021, among TriNet USA, Inc. as Holdings, the lenders from time-to-time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Registrant’s 8-K filed on February 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(vi)	Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.3 to the Registrant’s S-1/A filed on March 14, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(vii)	Form of Option Agreement and Option Grant Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.4 to the Registrant’s S-1/A filed on March 4, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(viii)	Form of Restricted Stock Unit Award Agreement and Restricted Stock Unit Grant Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.1 to the Registrant’s 10-Q filed on April 30, 2018 (File No. 001-36373) and incorporated herein by reference).
(d)(ix)	Form of Restricted Stock Unit Award Agreement and Restricted Stock Unit Grant Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.2 to the Registrant’s 10-Q filed on April 29, 2019 (File No. 001-36373) and incorporated herein by reference).
(d)(x)	TriNet Group, Inc. Amended and Restated 2019 Equity Incentive Plan (filed as Appendix A to the Registrant’s DEF-14A filed on April 12, 2022 (File No. 001-36373) and incorporated herein by reference).
(d)(xi)	Form of Non-Employee Director Restricted Stock Unit Grant Notice and Non-Employee Director Restricted Stock Unit Award Agreement under the TriNet Group, Inc. 2019 Equity Incentive Plan effective as of January 15, 2020 (filed as Exhibit 10.4 to the Registrant’s 10-Q filed on April 28, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(xii)	Form of Restricted Stock Unit Grant Notice under the TriNet Group, Inc. 2019 Equity Incentive Plan effective as of March 4, 2021 (filed as Exhibit 10.4 to the Registrant’s 10-Q filed on April 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(xiii)	Form of Performance-Based Restricted Stock Unit Grant Notice and Performance-Based Restricted Stock Unit Award Agreement under the TriNet Group, Inc. 2019 Equity Incentive Plan effective as of March 4, 2020 (filed as Exhibit 10.5 to the Registrant’s 10-Q filed on April 26, 2021 (File No. 001-36373) and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
(d)(xiv)	2014 Employee Stock Purchase Plan (filed as Exhibit 10.7 to the Registrant’s S-1/A filed on March 14, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(xv)	2015 Executive Bonus Plan (filed with the Registrant’s 8-K filed on March 11, 2015 (File No. 001-36373) and incorporated herein by reference).
(d)(xvi)	Amended and Restated Non-Employee Director Compensation Policy (filed as Exhibit 10.1 to the Registrant’s 10-Q filed on October 25, 2022 (File No. 001-36373) and incorporated herein by reference).
(d)(xvii)	TriNet Group Inc. Amended and Restated Executive Severance Benefit Plan (filed as Exhibit 10.5 to the Registrant’s 10-Q filed on April 30, 2018 (File No. 001-36373) and incorporated herein by reference).
(d)(xviii)	Form of Indemnification Agreement made by and between TriNet Group, Inc. and each of its directors and executive officers (filed as Exhibit 10.8 to the Registrant’s S-1/A filed on March 4, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(xix)	Employment Agreement, dated November 9, 2009, between Burton M. Goldfield and TriNet Group, Inc (filed as Exhibit 10.9 to the Registrant’s S-1/A filed on February 3, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(xx)	Amended and Restated Employment Agreement, dated March 28, 2022, between Samantha Wellington and TriNet USA, Inc. (filed as Exhibit 10.1 to the Registrant’s 8-K filed on March 29, 2022 (File No. 001-36373) and incorporated herein by reference).
(d)(xxi)	Second Amended and Restated Employment Agreement, dated July 25, 2020, between Olivier Kohler and TriNet USA, Inc. (filed as Exhibit 10.2 to the Registrant’s 8-K filed on November 19, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(xxii)	Separation Agreement, dated March 28, 2022, between Olivier Kohler and TriNet USA, Inc. (filed as Exhibit 10.2 to the Registrant’s 8-K filed on March 29, 2022 (File No. 001-36373) and incorporated herein by reference).
(d)(xxiii)	Employment Agreement dated August 13, 2020, between TriNet Group, Inc. and Kelly Lee Tuminelli (filed as Exhibit 10.1 to the Registrant’s 10-Q filed on October 26, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(xxiv)	Executive Employment Agreement, dated June 14, 2022, by and between Jay Venkat and TriNet USA, Inc. (filed as exhibit 10.1 to the Registrant’s 8-K filed on June 15, 2022 (File No. 001-36373) and incorporated herein by reference).
(d)(xxv)	Stockholder Agreement, by and between TriNet Group, Inc. and AGI-T, L.P., dated as of December 21, 2016 (filed as Exhibit 10.1 to the Registrant’s 8-K filed on December 22, 2016 (File No. 001-36373) and incorporated herein by reference).
(d)(xxvi)	Amendment No. 1 to the Stockholder Agreement, by and between TriNet Group, Inc., and AGI-T, L.P., dated as of February 13, 2023 (filed as Exhibit 10.1 to the Registrant’s 10-Q filed on April 26, 2023 (File No. 001-36373) and incorporated herein by reference).
(d)(xxvii)	Repurchase Agreement, by and between TriNet Group, Inc., and AGI-T, L.P., dated as of July 30, 2023 (filed as Exhibit 10.1 to the Registrant’s 8-K filed on July 31, 2023 (File No. 001-36373) and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*          Previously filed